Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. Mirant cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and Mirant does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form

S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will deliver the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

Below is a transcript of a video message from Edward R. Muller, Chairman, President and CEO of Mirant Corporation, and Mark M. Jacobs, President and CEO of RRI Energy, Inc., that has been made available for replay on Mirant’s intranet website.

Ed Muller:

•	Hello, everyone, and thank you for watching today. I am Ed Muller, Chairman and Chief Executive of Mirant.

Mark Jacobs:

•	And I am Mark Jacobs, President and Chief Executive of RRI Energy.

Ed Muller:

•	We both wanted you to hear directly from us about the exciting news we announced today.

•

Mirant and RRI Energy have entered into a merger agreement that will result in the combination of our two companies. The new entity will be called GenOn Energy. We will be one of the largest independent power producers in the United States with over 24,700 megawatts of capacity.

Mark Jacobs:

•	We are very excited about this transformational opportunity and couldn’t be more optimistic about our future together.

Ed Muller:

•	Let me give you a few reasons why we think this combination is compelling.

•	This is a true merger of equals that brings together two highly complementary companies.

•	Mark and I agree that we’re a good fit – both culturally and operationally. We share a common strategic vision as well as a focus on operational excellence.

•	We are of similar size and financial strength and our fleets have little overlap.

•	The new company will be a larger, stronger, and more diversified organization.

•	We expect the combination to be able to realize substantial savings.

•

We’ll have a more diversified generation fleet and increased scale, with a stronger position in key geographic markets. GenOn will be strategically well positioned with significant operations across the Mid-Atlantic, the Northeast, California, the Southeast and the Midwest.

•

We’ll also benefit from a stronger balance sheet, including a solid cash position and ample liquidity. The merged company will have the financial strength and flexibility to navigate successfully through industry cycles.

•	These resources will allow us to take advantage of new opportunities in the market as fundamentals improve.

•	I want to emphasize that this is not a change in direction, but rather a faster way to get to where we were already going, together.

Mark Jacobs:

•

Together, Ed and I are committed to ensuring that we leverage the best of both companies. We feel strongly that the core values of the two companies are closely aligned. Our goal in the integration is to harness the best from both organizations.

•	The leadership will include individuals from both Mirant and RRI Energy.

•	GenOn’s Board of Directors will have equal representation from both companies.

•	Ed will be GenOn’s chairman and CEO and I will be the president and COO and am to succeed Ed as CEO in 2013 when he plans to retire.

•	Bill Holden from Mirant will be chief financial officer and Mike Jines from RRI Energy will be general counsel.

•	Dave Freysinger from RRI Energy will manage plant operations while Robert Gaudette from Mirant will oversee commercial operations.

•	And Anne Cleary from Mirant will be responsible for asset management.

•	The remainder of the leadership and further decisions about GenOn’s structure will be among the first things we work through as we plan the integration.

•	In many ways, this process has already begun. An Integration Steering Committee will be co-chaired by Bill Holden and me.

•	We will be working hard throughout this next period to get ready for closing, which we expect to happen before the end of this year.

•

So, I’m sure you’re wondering what happens next. Until the merger is completed, it is important that we continue to operate as two independent companies. For the vast majority of you, little will change in your day-to-day work.

•	In the meantime, we will keep you updated about new developments.

•	Both Ed and I agree the most effective thing for all of you to do is proceed with business as usual and continue to give your best. All of our existing commitments, plans and goals remain in place.

•

We understand that you surely will have questions. RRI Energy and Mirant will both be holding meetings at our respective headquarters this week to talk more about the merger. You can find details of those meetings through your usual communications channels, and we look forward to speaking with you there.

•	Let me finish by saying that I look forward to the exciting opportunities ahead as we join forces to create a truly great company.

•	Ed.…

Ed Muller:

•	Thank you for your time today, and for your commitment over the years. It is your dedication and hard work that have brought us to the position where this transaction was possible.

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